Comcast Corporation	Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

Year Ended December 31 (in millions)	2014	2013	2012	2011	2010
Computation of Earnings:(a)
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$12,368	$11,201	$10,650	$8,242	$6,245
Fixed charges	2,910	2,882	2,798	2,755	2,366
Distributed income of equity investees	104	120	195	311	20
Less: Preference security dividend requirements of consolidated subsidiaries	(204)	(211)	(155)	(166)	(173)
Total earnings	$15,178	$13,992	$13,488	$11,142	$8,458
Computation of Fixed Charges:(a)
Interest expensed and capitalized	$2,609	$2,559	$2,508	$2,477	$2,134
Amortized premiums, discounts and capitalized expenses related to indebtedness	8	15	13	28	22
Less: preferred dividends in interest expense	(102)	(106)	(105)	(104)	(103)
Portion of rents representative of an interest factor	191	203	227	188	140
Preference security dividend requirements of consolidated subsidiaries	204	211	155	166	173
Total fixed charges	$2,910	$2,882	$2,798	$2,755	$2,366
Ratio of earnings to fixed charges(a)	5.22x	4.85x	4.82x	4.04x	3.57x

(a)

For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from (1) adding (a) pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges and (2) subtracting (i) interest capitalized, (ii) preference security dividend requirements of consolidated subsidiaries and (iii) the noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges is the sum of (w) interest expensed and capitalized, (x) amortized premiums, discounts and capitalized expenses related to indebtedness, (y) an estimate of the interest within rental expense and (z) preference security dividend requirements of our consolidated subsidiaries. Preferred security dividend is the amount of pretax earnings that is required to pay the dividends on outstanding preference securities. Interest associated with our uncertain tax positions is a component of income tax expense.

Comcast 2014 Annual Report on Form 10-K